

Luna Howard · 3rd   **Kazoo**

CEO at Kazoo

Washington, District Of Columbia · 122 connections ·

Contact info

Experience

CEO
Kazoo
Mar 2019 – Present · 1 yr
Washington D.C. Metro Area

Mobile App: Social - Communication - Location - Safety

Vice President Of Business Development
Orrbis
Mar 2019 – Present · 1 yr
Washington D.C. Metro Area

Mobile App for family incorporation with targeted launch in Southeast Asia.

Owner
Luna's Hair Design
Sep 2000 – Present · 19 yrs 6 mos
Washington D.C. Metro Area

Luna's Hair Design provides style & service in a fun atmosphere. A boutique salon, our highly trained, friendly and energetic stylists are able to create your desired look.

Skills & Endorsements

Social Media · 2

Eric Meyer and 1 connection have given endorsements for this skill

Leadership · 1

Eric Meyer has given an endorsement for this skill

Customer Service · 1

Eric Meyer has given an endorsement for this skill

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Interests


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Founder at Virgin Group


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21 followers